                                                              Rule 424(b)(3)
                                                              Reg. No. 333-46055



                                VECTOR GROUP LTD.

                         SUPPLEMENT DATED JUNE 26, 2003
                       TO PROSPECTUS DATED APRIL 12, 2000


         The prospectus of Vector Group Ltd. ("Vector"), dated April 12, 2000, relating to Vector's common stock, $.10 par value per share, is hereby supplemented as follows:

                              SELLING STOCKHOLDERS

         The following table sets forth, as of June 26, 2003, certain information with respect to the ownership of Vector's common stock by Bennett S. LeBow and his affiliates and transferees (the "Selling Stockholders"), and supersedes the table set forth on page 10 of the prospectus relating to the Selling Stockholders.


                                             SHARES                                               NO OF
                                               OF                                                SHARES
                                             COMMON                           SHARES               OF
                                             STOCK                              OF               COMMON
                                             OWNED                            COMMON              STOCK
                                             PRIOR              PERCENT        STOCK              OWNED               PERCENT
                                               TO                 OF           BEING              AFTER                 OF
SELLING STOCKHOLDER                         OFFERING           CLASS(1)       OFFERED           OFFERING(2)            CLASS(1)
-------------------                     ---------------    --------------   ----------        --------------         ----------
Bennett and Geraldine LeBow
         Foundation Inc.                    371,592              1.0          371,592                   --                --
LeBow, Bennett S.                        12,904,607 (3)         32.3        9,865,842            3,038,765 (3)            7.6
LeBow Family Irrevocable Trust              500,000              1.4          500,000                   --                --

---------------
(1) Beneficial ownership determined in accordance with Rule 13(d)-3(d)(1) of the Securities Exchange Act of 1934, as amended.
(2) The number of shares of common stock beneficially owned after the offering assumes (i) the sale of all shares covered by this prospectus and (ii) no other purchases or sales of shares by the Selling Stockholders.
(3) Includes 3,038,765 shares issuable upon exercise of currently exercisable options to purchase common stock.

         The shares shown in the table above as owned by Mr. LeBow include 9,532,931 shares held by LeBow Gamma Limited Partnership, a Nevada limited partnership, and 332,911 shares held by LeBow Alpha LLLP, a Delaware limited liability limited partnership. Mr. LeBow may sell certain of the shares for his own account. The shares held by LeBow Alpha LLLP are pledged to U.S. Clearing Corp. to secure a margin loan to Mr. LeBow and may be sold by such pledgee. LeBow Holdings, Inc., a Nevada corporation, is the general partner of LeBow Alpha LLLP and is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. Mr. LeBow is a director, officer and sole shareholder of LeBow Holdings, Inc. and a director and officer of LeBow Gamma, Inc.

         In addition, pursuant to stock option grants in July 1998, November 1999 and January 2001, LeBow Gamma Limited Partnership, as assignee of Mr. LeBow, holds options to purchase 2,279,074 shares of Vector's common stock and LeBow Epsilon Investments Trust, as assignee of Mr. LeBow, holds options to purchase 3,047,378 shares. Mr. LeBow is the sole trustee of LeBow Epsilon Investments Trust. Except for the shares issuable upon exercise of such options, Mr. LeBow will not own any shares of Vector's common stock assuming the sale of all of the shares covered by this prospectus.

         The Bennett and Geraldine LeBow Foundation, Inc. is a Florida not-for-profit corporation, of which Mr. LeBow and family members serve as directors and executive officers. Shares held by the foundation are pledged to Goldman Sachs to secure a margin loan to the foundation and may be sold by such pledgee.

         LeBow Family Irrevocable Trust is a trust whose beneficiaries are the children and grandchildren of Mr. LeBow.

         Mr. LeBow is Chairman of the Board and Chief Executive Officer of Vector, VGR Holding Inc. and New Valley, and beneficially owns approximately 33.2% of Vector's common stock.

         In June 2001, Mr. LeBow agreed with Jefferies & Company Inc. ("Jefferies") that Jefferies will have the option, in its sole discretion, to borrow up to 3,307,500 shares of Vector's common stock from Mr. LeBow or an entity affiliated with Mr. LeBow for a three-year period ending June
29, 2004.


                              PLAN OF DISTRIBUTION

         Under the plan of distribution set forth in the prospectus, any distribution of the shares by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest, may be effected from time to time directly or through brokers or agents by any legally available means. In connection with the distributions set forth in the "Plan of Distribution" section of the prospectus, the Selling Stockholders may:

         o enter into hedging transactions with broker-dealers, and the broker-dealers may in turn engage in short sales of the shares as part of establishing and maintaining the hedge positions they entered into with the selling stockholders;

         o engage in short sales of shares and deliver shares to cover such short positions;

         o enter into option or loan transactions that require the selling stockholder to deliver shares to a broker-dealer which may then resell or otherwise transfer the shares pursuant to this prospectus to cover the broker-dealer's own short sales of the shares or to cover short sales of the shares by customers of the broker-dealer; or

         o pledge shares to a broker-dealer and upon the default by the selling stockholder on the pledge the broker-dealer may sell the pledged shares pursuant to this prospectus.

Any broker-dealer engaging in the transactions described above may be considered an "underwriter", as that term is defined by the Securities Act. Bennett S. LeBow and his affiliates and transferees may engage Jefferies or its affiliates in connection with these transactions.



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